

November 8, 2012

Kevin J. Degenstein
President and Chief Executive Officer
Gas Natural Inc.
1 First Avenue South
Great Falls, Montana 59401

> **Re:** **Gas Natural Inc.**
> **Amendment No. 1 Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2012**
> **File No. 001-34585**

Dear Mr. Degenstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 5 — Proposal to Approve the Acquisition of John D. Marketing, page 44

Background of the Acquisition, page 46

1. We note your response to comment 7 in our letter dated October 24, 2012. We are unable to locate any revisions made to the disclosure in response to this comment regarding the accretion analysis on page 47. Please elaborate upon the accretion analysis mentioned on page 47 to explain what the analysis entailed and provide a summary of the analysis.

2. We note your response to comment 9 in our letter dated October 24, 2012 as well as the revisions to the amended proxy statement. We further note the disclosure in the third to last paragraph on page 56 of the proxy statement indicating that the company paid CC Capital Advisors "a customary fee in connection with the services provided" and that "no portion of [the] fee was contingent." The disclosure goes on to state that the company has "also agreed to reimburse CC Capital Advisors for its expenses." However, we note

that the description in the proxy statement regarding the relationship between CC Capital Advisors and Gas Natural does not provide a narrative and quantitative description of the fees paid or to be paid to CC Capital Advisors by Gas Natural and the disclosure does not appear to quantify the fees paid or to be paid to CC Capital Advisors in any other location. Please further revise the proxy statement to provide such disclosures. Please see Item 1015(b)(4) of Regulation S-K.

Opinion of CC Capital Advisors, page 51

3.   We note your response to comment 10 in our letter dated October 24, 2012 and your revisions on page 52. Please revise your disclosure to provide the quantified internal financial and operating information, including financial forecasts, analyses and projections prepared by both John D. Marketing and by Gas Natural that were provided to CC Capital Advisors. Please also revise your disclosure to disclose the valuation presentation that Bruml Capital Corporation provided to your Board and the projections that Ms. Howell provided to your special committee.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director